EXHIBIT 21

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership

China Public Security Holdings Limited	British Virgin Islands	100%
Information Security Technology (China) Co., Ltd.	China	100%
Public Security Technology (China) Company Limited	Hong Kong	100%
Fortune Fame International Investment Limited	Hong Kong	100%
Information Security Development Technology (Shenzhen) Company Ltd.	China	100%
Bocom Multimedia Display Company Limited	Hong Kong	100%
Shenzhen Bocom Multimedia Display Technology Co. Ltd	China	100%